SUN BANCORP, INC.
226 Landis Avenue
Vineland, New Jersey 08360
(609) 691-7700

October 24, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Sun Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-176529

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C, we hereby request acceleration of the above-referenced Registration Statement on Form S-3 to October 26, 2011, at 10:00 a.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUN BANCORP, INC.

By:	/s/ Thomas X. Geisel
Thomas X. Geisel
President/Chief Executive Officer
(Duly Authorized Representative)